AEye, Inc.

4670 Willow Road, Suite 125

Pleasanton, CA 94588

August 14, 2025

Via EDGAR Transmission

Erin Donahue

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Re:	AEye, Inc. Registration Statement on Form S-3 Filed August 11, 2025 File No. 333-289462

Dear Ms. Donahue:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) of AEye, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 12:00 p.m. Eastern Time on August 15, 2025, or as soon thereafter as practicable.

Please contact Chris Forrester of Allen Overy Shearman Sterling US LLP, counsel to the Company, at 858-342-4705, or in his absence, Yian Huang at 484-797-8229, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely, AEye, Inc. By: /s/ Andrew S. Hughes Andrew S. Hughes Senior Vice President, Corporate Secretary and General Counsel

cc:	Matthew Fisch, AEye, Inc. Chris Forrester, Allen Overy Shearman Sterling US LLP Yian Huang, Allen Overy Shearman Sterling US LLP